Exhibit 99.1
Discussion of Q2 2005 and Recent Developments
SUMMARY
Eksportfinans’ net income was NOK 54 million in the first half-year of 2005, down from NOK 113 million for the corresponding period in 2004. Net interest income at the end of the first half- year of 2005 was NOK 157 million, NOK 35 million less than in the corresponding period in 2004. The reduction was primarily due to high pressure on margins in the market for local government lending, and reduced volume of placements in high margin securities.
In addition to the reduction in net interest income, the decrease in net income was primarily due to lower gains on securities and an ongoing restructuring process, including severance payment packages to 21 employees.
Total assets for the group were NOK 121 billion at the end of the first half- year 2005. This was an increase of NOK 11.5 billion since December 31, 2004.
New lending in the first half-year of 2005 amounted to NOK 10.2 billion of which NOK 6.0 billion were export related loans while NOK 4.2 billion were loans to the municipal sector in Norway. At the end of the first half- year of 2004 total new lending was NOK 8.7 billion.
During the first half-year of 2005 Eksportfinans borrowed NOK 19.8 billion in the international capital markets, compared to NOK 13.4 billion in the corresponding period in 2004.
EXPORT LENDING
Disbursement of new, export related loans from Eksportfinans increased by NOK 3.1 billion in the first half-year of 2005 compared with the first half-year of 2004.
Continued low interest rate levels resulted in a high demand for financing of new export contracts in the first half-year of 2005. The dominant sectors were still within the maritime sector, such as shipping, oil and gas. The first half year of 2005 showed a strong order intake of NOK 10.2 billion, compared to NOK 2.1 billion in the same period in 2004. This brought the order book for export related loans to a record-high level of NOK 17.8 billion at June 30, 2005.
The actual volume that will materialize as disbursements in the coming years will depend on the development of the interest rate levels for the most relevant currencies Norwegian kroner, euro and US dollars. An environment of higher interest rate levels will have a positive influence on whether the loans will actually be disbursed. This is due to the fact that a substantial portion of the order book has a locked-in fixed rate, the OECD Commercial Interest Reference Rate, which will become more advantageous to the borrowers if the market interest rates increase for the currency in question.
Continued co-operation with the regional banks in Norway and Eksportfinans’ shareholder banks was an important factor behind the positive development in the outstanding export lending balance in the first half-year 2005.

LOCAL GOVERNMENT LENDING
Total outstanding loans from Kommunekreditt Norge AS at June 30, 2005 amounted to NOK 47.6 billion, an increase of NOK 7.1 billion compared with June 30, 2004. The loans were extended to municipalities, counties and municipal enterprises all over Norway in connection with the financing of caretaking facilities, schools, kindergartens, centres for cultural purposes, water-, sewage- and cleaning facilities, as well as other infrastructure.
Kommunekreditt disbursed NOK 4.2 billion in new loans in the first half-year of 2005. This represented a decrease of NOK 1.5 billion compared to the same period in 2004. The reduction in new disbursements was caused by different factors; the disbursements in the first half-year of 2004 were exceptionally high due to refinancing of loans from the State Housing Bank and other financial institutions. In addition, several large public reforms that induced investments from the local government sector had been finalized. These included the reduction of the school starting age for children from 7 to 6 years and an improved nursing home and caretaking system for the elderly.
FUNDING
In the second quarter of 2005, Eksportfinans continued its very active borrowing program. A total of NOK 10.0 billion was borrowed through 156 individual transactions. In April alone, Eksportfinans entered into 79 structured transactions, the highest ever number of such transactions in a single month.
Eksportfinans’ updated shelf registration with the Securities and Exchange Commission and the US Medium Term Note Program of USD 4 billion were also in high demand in the second quarter. Close to USD 400 million in structured MTNs were issued under this program and distributed to domestic buyers in the USA.
In April, Eksportfinans was honored to receive EuroWeek’s “Best EuroMTN Borrower of the Year 2004 Award”, particularly as it was the result of a poll among the arranger banks in the market.
RESULTS
Net interest income was NOK 157 million in the first six months of 2005. This was NOK 35 million less than for the corresponding period in 2004. The return on assets was 0.27 percent in the first half-year of 2005, down from 0.36 percent for the corresponding period in 2004, and down from 0.37 percent for the year 2004.
Commissions and income related to banking services, which for the main part consist of guarantee commissions, was in line with the same period of 2004. Commissions and costs related to banking services were also in line with the first half- year 2004.
Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 11 million in the first half-year of 2005, down from NOK 36 million for the corresponding period in 2004. The total gains on securities were NOK 8 million, of which NOK 16 million were realized gains and NOK 8 million were unrealized losses. The total gains on foreign exchange amounted to NOK 3 million, of which NOK 1 million were realized.
Salaries and other administrative expenses were NOK 89 million in the first six months of 2005, compared to NOK 69 million in the first half-year of 2004. The main reason for the increase was a restructuring process that the group carried out in the first half-year of 2005.
The restructuring process included changes in work processes and investments in new IT systems in order to achieve the most rational operation possible. Voluntary severance payment packages were given to 21 employees. The total number of employees at year-end 2004 was 106 for the group. The restructuring process incurred NOK 21.0 million in allocations to voluntary severance payment solutions, consultancy fees and other costs related to new IT-systems. The allocations to voluntary severance payments of NOK 14 million were carried out entirely in the first quarter of 2005.

THE BALANCE SHEET
Total assets increased by NOK 11.5 billion to NOK 120.9 billion in the first half-year of 2005. Compared with the end of the first half-year of 2004 the increase was NOK 10.8 billion.
Total lending increased by NOK 6.1 billion from December 31, 2004, to NOK 74.1 billion at June 30, 2005. At June 30, 2004 total lending amounted to NOK 61.6 billion. At June 30, 2005 total outstanding placements in securities had increased by NOK 4.0 billion since December 31, 2004. Compared with the end of the first half-year 2004, total outstanding placements in securities were reduced by NOK 2.7 billion.
The group’s capital adequacy ratio was 14.9 percent at June 30, 2004, compared with 18.4 percent at June 30, 2004 and 17.1 percent at the end of 2004. The reduction is mainly due to increased total assets, in addition to increased lending commitments.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the		For the
	six months ended		year ended
	June 30,		Dec. 31,
	2005	2004	2004
(in NOK millions except per share data)	(unaudited)	(unaudited)	(audited)

Interest and related income	1,437	1,226	2,525
Interest and related expenses	1,280	1,034	2,123

Net interest income	157	192	402
Commissions and income related to banking services	3	3	6
Commissions and expenses related to banking services	2	3	5
Net gains/(losses) on securities and foreign currencies	11	36	42
Other operating income	1	4	4
Salaries and other administrative expenses	70	62	120
Depreciation	6	6	13
Other operating expenses	19	7	13
Realized loan losses	0	0	0

Net income before taxes	75	157	303
Income taxes	21	44	84

Net income	54	113	219

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of
	June 30,	December 31,
	2005	2004
(in NOK millions)	(unaudited)	(audited)
Loans and receivables due from credit institutions	8,425	2,444
Loans and receivables due from customers	68,425	67,253
Securities	40,358	36,336
Investments in jointly controlled activity	0	0
Intangible assets	21	23
Fixed assets	123	121
Other assets	3,082	2,781
Prepayments and accrued revenues	441	397

Total Assets	120,875	109,355

Deposits by credit institutions	49	0
Borrowings through the issue of securities	115,333	103,587
Other liabilities	945	1,399
Accrued interest and other expenses	425	313
Accrued expenses and provisions	36	26
Subordinated debt	886	883
Capital contribution securities	583	582

Total liabilities	118,257	106,790
Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	808	809
Net income for the period	54	—

Total shareholders’ equity	2,618	2,565

Total liabilities and shareholders’ equity	120,875	109,355

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2004.
The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2004, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004.

2. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	June 30, 2005		Dec. 31, 2004
(in NOK millions)	(unaudited)		(audited)
	Book value	Risk- weighted value	Book value	Risk- weighted value
Total assets	103,545	21,195	90,686	18,286
Off-balance sheet items		3,149		2,725

Total risk-weighted value banking portfolio		24,344		21,011
Total risk-weighted value trading portfolio		2,662		2,317
Total currency risk		109		26

Total risk-weighted value		27,115		23,354

The Company’s risk capital

(in NOK millions and in per cent	June 30, 2005		Dec. 31, 2004
of total risk-weighted value)	(unaudited)		(audited)
Core capital (share capital, other equity and capital contribution securities)	3,019	11.1%	2,970	12.7%
Additional capital (subordinated debt)	1,020	3.8%	1,019	4.4%

Total risk capital	4,039	14.9%	3,989	17.1%

3. Loans and receivables due from credit institutions

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Bank deposits	2,734	1,081
Reverse repos with credit institutions	0	604
Loans (also included in note 4)	5,691	759

Total	8,425	2,444

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	5,691	759
Loans due from customers	68,425	67,252

Total	74,116	68,011

Commercial loans	70,143	64,136
Government-supported loans	3,973	3,875

Total	74,116	68,011

Capital goods	5,604	5,722
Ships	6,076	6,872
Export-related and international activities (1)	14,810	10,184
Financing on behalf of the government (2)	16	15
Loans to Norwegian local government sector	47,610	45,218

Total	74,116	68,011

(1) Export-related and international activities consists of loans to the following categories:

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Oil and gas	576	504
Pulp and paper	3,958	4,119
Engineering and construction	368	445
Aluminum, chemicals and minerals	273	290
Aviation and shipping	115	151
Hydro electric power	175	175
Real estate management	4,097	4,185
Other categories	5,248	315

Total	14,810	10,184

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
5. Defaulted loans and loan losses

Book Value
	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Interest and principal-payments defaulted for more than 90 days	8	7
Not matured principal on loans with defaults of more than 90 days	26	124

Total	34	131

The Company has incurred no loan losses. The Company considers all receivables to be secured in a satisfactory manner and no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing by as of June 30, 2004.

6. Securities

Book Value
	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Commercial paper	457	0
Trading securities	14,380	13,618
Securities available for sale	25,210	22,416
Securities held to maturity	311	302

Total	40,358	36,336

7. Other assets

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	2,909	2,566
Interim account 108 Agreement	87	115
Other	86	100

Total	3,082	2,781

8. Borrowings through the issue of securities

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Commercial paper debt	148	4,921
Bond debt	115,185	98,666

Total	115,333	103,587

9. Other liabilities

	June 30, 2005	Dec. 31, 2004
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	945	1,399

Total	945	1,399

10. Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2003 and 2004 and six months ended June 30, 2005, is as follows:

(in NOK millions except for		Share premium	Share	Other	Net income for the
number of shares)	Number of shares	reserve	capital	Equity	period	Total
Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations June 30, 2004 *		0	0	0	113	113

Balance June 30, 2004 *	151,765	162	1,594	786	113	2,655

Restitution of allocations June 30, 2004 *		0	0	0	(113)	(113)
Allocations 2004		0	0	23	0	23

Balance Dec. 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations June 30, 2005 *		0	0	0	54	54

Balance June 30, 2005 *	151,765	162	1,594	808	54	2,618

* unaudited

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the		For the
	six months ended		year ended
	June 30,		Dec. 31,
	2005	2004	2004
(in NOK millions)	(unaudited)	(unaudited)	(audited)
Net interest income
Eksportfinans	113	140	313
Kommunekreditt	44	52	89

Total Company	157	192	402

Net income after tax
Eksportfinans	34	88	179
Kommunekreditt	20	25	40

Total Company	54	113	219

	June 30,	Dec. 31,
	2005	2004
(in NOK millions)	(unaudited)	(audited)
Total assets
Eksportfinans	72,955	63,903
Kommunekreditt	47,920	45,452

Total Company	120,875	109,355

Total equity
Eksportfinans	2,081	2,048
Kommunekreditt	537	517

Total Company	2,618	2,565

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

	For the six months ended		For the year ended
	June 30,		Dec. 31,
	2005	2004	2004
(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)
OPERATING STATISTICS
1. Net interest income*)	157	192	402
2. Income before taxes	75	157	303
3. Return on equity	4.2%	8.7%	8.6%
4. Return on assets	0.27%	0.36%	0.37%
5. Net operating expenses/average assets	0.16%	0.13%	0.13%

	June 30,	Dec. 31,
	2005	2004
	(unaudited)	(audited)
BALANCE SHEET STATISTICS
6. Total assets	120,875	109,355
7. Total loans outstanding	74,116	68,011
8. New loans disbursed	10,261	25,269
9. New bond borrowing	19,777	33,615
10. Borrowers/Guarantors public sector share	72.7%	75.9%
11. Capital adequacy	14.9%	17.1%
12. Exchange rate NOK/USD	6.5461	6.0386
Definitions:
3. Net income/average equity.
4. Net interest income including provisions/ average assets.
5. Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.
7. Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet.